UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2020

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-224307, 333-224307-01, 333-224307-02 AND 333-224307-03) OF TOTAL SE, TOTAL CAPITAL INTERNATIONAL, TOTAL CAPITAL CANADA LTD. AND TOTAL CAPITAL, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

EXHIBIT INDEX

EX-4.1	Fifth Supplemental Indenture between Total Capital International, TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020.

EX-4.2	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019 and as further amended by the fifth supplemental indenture dated July 22, 2020, among Total Capital International, TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EX-4.3	Second Supplemental Indenture between Total Capital, TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020.

EX-4.4	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009, as amended by the first supplemental indenture dated October 11, 2018 and as further amended by the second supplemental indenture dated July 22, 2020, among Total Capital, TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EX-4.5	First Supplemental Indenture between Total Capital Canada Ltd., TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020.

EX-4.6	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of January 28, 2011, as amended by the first supplemental indenture dated July 22, 2020, among Total Capital Canada Ltd., TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

TOTAL SE is providing on this Form 6-K (i) the Fifth Supplemental Indenture between Total Capital International, TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020, (ii) the Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019 and as further amended by the fifth supplemental indenture dated July 22, 2020, among Total Capital International, TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee, (iii) the Second Supplemental Indenture between Total Capital, TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020, (iv) the Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009, as amended by the first supplemental indenture dated October 11, 2018 and as further amended by the second supplemental indenture dated July 22, 2020, among Total Capital, TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee, (v) the First Supplemental Indenture between Total Capital Canada Ltd., TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020 and (vi) the Officer’s Certificate pursuant to Section 102 of the Indenture dated as of January 28, 2011, as amended by the first supplemental indenture dated July 22, 2020, among Total Capital Canada Ltd., TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EXHIBIT INDEX

EX-4.1	Fifth Supplemental Indenture between Total Capital International, TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020.

EX-4.2	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019 and as further amended by the fifth supplemental indenture dated July 22, 2020, among Total Capital International, TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EX-4.3	Second Supplemental Indenture between Total Capital, TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020.

EX-4.4	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009, as amended by the first supplemental indenture dated October 11, 2018 and as further amended by the second supplemental indenture dated July 22, 2020, among Total Capital, TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

EX-4.5	First Supplemental Indenture between Total Capital Canada Ltd., TOTAL SE and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of July 22, 2020.

EX-4.6	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of January 28, 2011, as amended by the first supplemental indenture dated July 22, 2020, among Total Capital Canada Ltd., TOTAL SE, and The Bank of New York Mellon, acting through its London Branch, as trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: July 22, 2020	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer